Mail Stop 4561

January 26, 2007

Mr. Manuel Sánchez
Chief Executive Officer
Telvent GIT, S.A.
Valgrande, 6
28108
Alcobendas
Madrid, Spain

> **Re: Telvent GIT, S.A.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed May 3, 2006**
> **File No. 000-50991**

Dear Mr. Sánchez:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief